ISSUER FREE WRITING PROSPECTUS No. 992B
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated November 2, 2010


Performance

$ ● Deutsche Bank AG Performance Securities with Contingent Protection
Linked to a Basket of Equity Indices due on or about November 30, 2015

Investment Description

Performance Securities with Contingent Protection (the "**Securities**") are senior unsecured obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of a weighted basket (the "**Basket**") of two equity indices (each, a "**Basket Index**"). The Securities are designed to provide exposure to the potential positive performance of the Basket while providing contingent protection of your initial investment at maturity if the Final Basket Level is greater than or equal to the Trigger Level. If the Basket Return is positive, at maturity you will be entitled to receive your initial investment plus an amount equal to your initial investment multiplied by the Basket Return multiplied by the Participation Rate of between 100% and 110% (the actual Participation Rate will be determined on the Trade Date). If (i) the Basket Return is zero or negative and (ii) the Final Basket Level is greater than or equal to the Trigger Level, at maturity you will be entitled to receive an amount equal to your initial investment. If the Basket Return is negative and the Final Basket Level is less than the Trigger Level, at maturity you will be entitled to receive your initial investment reduced by 1% for every 1% decline in the Final Basket Level as compared to the Initial Basket Level. You will not receive coupon payments during the term of the Securities. **Investing in the Securities is subject to significant risks, and you will lose some, and could lose all, of your initial investment if the Final Basket Level is less than the Trigger Level. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.**

Features

❑ **Core Investment Opportunity:** At maturity, the Securities provide the opportunity to participate in any positive performance of the Basket, while providing contingent protection from a decline if the Final Basket Level is greater than or equal to the Trigger Level.

❑ **Contingent Protection Feature:** If you hold the Securities to maturity and the Final Basket Level is not less than the Trigger Level, you will receive at least 100% of your initial investment, subject to the creditworthiness of the Issuer. If the Final Basket Level is less than the Trigger Level, your investment will be fully exposed to any decline in the Final Basket Level as compared to the Initial Basket Level, and you will lose a significant portion, and could lose all, of your initial investment.

Key Dates[1]

Trade Date	November 24, 2010
Settlement Date	November 30, 2010
Final Valuation Date[2]	November 26, 2015
Maturity Date[2]	November 30, 2015

[1] The Securities are expected to price on or about November 24, 2010 and settle on or about November 30, 2010. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed to ensure that the stated term of the Securities remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Adjustments to Valuation Dates and Payment Dates—Market Disruption Events for Equity Based Underlyings or Basket Components" in the accompanying product supplement B.

Security Offering

We are offering Performance Securities with Contingent Protection Linked to a Basket of Equity Indices. The Securities are linked to a Basket consisting of the S&P MidCap 400® Index and the S&P SmallCap 600® Index. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Basket. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

Basket Index	Ticker Symbol	Basket Weightings	Initial Index Level†	Participation Rate	Initial Basket Level	Trigger Level	CUSIP/ISIN
S&P MidCap 400® Index	MID	80.00%		100.00% – 110.00% (to be determined on the Trade Date)	Set equal to 100 on the Trade Date	60.00 (which is equal to 60% of the Initial Basket Level)	25154P 50 1 / US25154P5017
S&P SmallCap 600® Index	SML	20.00%					
† The Initial Index Levels will be set on the Trade Date							

See "Additional Terms Specific to the Securities" in this free writing prospectus. The Securities will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this free writing prospectus. See "Key Risks" on page 5 of this free writing prospectus and "Risk Factors" beginning on page 5 in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement B and underlying supplement no. 1. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$10.00	$0.35	$9.65
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this free writing prospectus, together with the underlying supplement No. 1 dated September 29, 2009, product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

- Product supplement B dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200252/d424b21.pdf

- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "Securities" refers to the Performance Securities with Contingent Protection Linked to a Basket of Equity Indices that are offered hereby, unless the context otherwise requires.

This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 5 of this free writing prospectus and "Risk Factors" on page 5 of the accompanying product supplement.

The Securities may be suitable for you if:

- You seek an investment with a return linked to the performance of the S&P MidCap 400® Index and the S&P SmallCap 600® Index.

- You seek an investment that offers only contingent protection of your investment when the Securities are held to maturity and are therefore willing to be exposed to the risk that you will lose a significant portion, or all, of your initial investment if the Final Basket Level is below the Trigger Level.

- You believe that the levels of the Basket Indices will appreciate over the term of the Securities.

- You are willing to forgo dividends paid on shares of the component stocks of the Basket Indices.

- You are willing and able to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.

- You do not seek current income from this investment.

- You are willing to invest in the Securities based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date).

- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may not be suitable for you if:

- You do not seek an investment with a return linked to the performance of the S&P MidCap 400® Index and the S&P SmallCap 600® Index.

- You are not willing to make an investment in which you could lose 100% of your investment.

- You do not believe the Basket Indices will appreciate over the term of the Securities.

- You believe the Final Basket Level will be less than the Trigger Level.

- You are unwilling or unable to hold the Securities to maturity.

- You seek an investment that is fully protected against the loss of your initial investment.

- You prefer to receive dividends paid on the shares of the component stocks of the Basket Indices.

- You seek current income from your investments.

- You seek an investment for which there will be an active secondary market.

- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Indicative Terms		
Issuer	Deutsche Bank AG, London Branch	
Issue Price	$10.00 per Security	
Term	5 years	
Basket	The Securities are linked to a Basket consisting of the S&P MidCap 400® Index and the S&P SmallCap 600® Index (each, a "Basket Index" and collectively, the "Basket Indices").	
Basket Weightings	S&P MidCap 400® Index (Bloomberg: MID <Index>)	80.00%
	S&P SmallCap 600® Index (Bloomberg: SML <Index>)	20.00%
Trigger Level	60% of the Initial Basket Level	
Participation Rate	100% to 110%. The actual Participation Rate will be determined on the Trade Date.	
Payment at Maturity (per $10.00 Security)	**If the Basket Return is positive,** you will be entitled to receive a cash payment per $10.00 Security that provides you with a return on your initial investment equal to the Basket Return multiplied by the Participation Rate, calculated as follows: $10.00 + [$10.00 × Basket Return x Participation Rate] **If the Basket Return is zero or negative and the Final Basket Level is greater than or equal to the Trigger Level on the Final Valuation Date,** you will be entitled to receive a cash payment of $10.00 per $10.00 Security. **If the Final Basket Level is less than the Trigger Level on the Final Valuation Date,** you will be entitled to receive a cash payment per $10.00 Security equal to: $10.00 + ($10.00 × Basket Return) ***In this scenario, you will lose 1% of your initial investment for every 1% of negative performance of the Basket. The contingent protection feature no longer applies and you will lose some or all of your initial investment. Any payment on the Securities, including any contingent protection at maturity, is subject to the creditworthiness of the Issuer.***	
Basket Return	$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$	
Initial Basket Level	Set equal to 100 on the Trade Date.	
Final Basket Level	The Final Basket Level will be calculated as follows: 100 × (1 + (80.00% × MID return) + (20.00% × SML return)) The MID return and SML return are each the percentage change from the respective Initial Index Level to the respective Final Index Level, calculated as follows: $$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$	
Initial Index Level	With respect to each Basket Index, the index closing level on the Trade Date.	
Final Index Level	With respect to each Basket Index, the index closing level on the Final Valuation Date.	

Determining Payment at Maturity



Calculate the percentage change from the Initial Basket Level to the Final Basket Level

Determine the Basket Return

Is the Basket Return Positive? — **Yes** → You will receive a cash payment per $10.00 Security that provides you with a return on your investment equal to the Basket Return *multiplied* by the Participation Rate. Your payment at maturity per $10.00 Security will be equal to:

$10.00 + [$10.00 x Basket Return x Participation Rate]

No ↓

Is the Final Basket Level less than the Trigger Level? — **No** → You will receive a cash payment at maturity of $10.00 per $10.00 Security.

Yes ↓

You will receive your initial investment reduced by the negative Basket Return. Accordingly, your payment at maturity per $10.00 Security will be calculated as follows:

$10.00 + ($10.00 × Basket Return)

In this scenario, you will lose 1% of your initial investment for every 1% of negative performance of the Basket. The contingent protection feature no longer applies and you will lose a significant portion, or all, of your initial investment.

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange. Your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity per $10.00 Security for a hypothetical range of performance for the Basket from -100.00% to +100.00% and assume an Initial Basket Level of 100, a Trigger Level of 60 (60.00% of the Initial Basket Level) and a Participation Rate of 105%. The actual Participation Rate will be set on the Trade Date. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual Payment at Maturity will be determined based on the Final Basket Level on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Basket Return (%)	Payment at Maturity ($)	Return at Maturity (%)
200.00	100.00%	$20.50	105.00%
180.00	80.00%	$18.40	84.00%
160.00	60.00%	$16.30	63.00%
140.00	40.00%	$14.20	42.00%
130.00	30.00%	$13.15	31.50%
120.00	20.00%	$12.10	21.00%
110.00	10.00%	$11.05	10.50%
100.00	0.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
80.00	-20.00%	$10.00	0.00%
70.00	-30.00%	$10.00	0.00%
60.00	-40.00%	$10.00	0.00%
55.00	-45.00%	$5.50	-45.00%
50.00	-50.00%	$5.00	-50.00%
40.00	-60.00%	$4.00	-60.00%
20.00	-80.00%	$2.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

Example 1 — The level of the Basket increases by 10% from the Initial Basket Level of 100 to the Final Basket Level of 110. Because the Basket Return is equal to 10%, you will be entitled to receive a cash Payment at Maturity of $11.05 per $10.00 Security, calculated as follows:

$$\$10.00 + (\$10.00 \times \text{Basket Return} \times \text{Participation Rate})$$
$$\$10.00 + (\$10.00 \times 10\% \times 105\%) = \$11.05$$

Example 2 — The Final Basket Level is equal to the Initial Basket Level of 100. Because the Final Basket Level of 100 is the same as the Initial Basket Level of 100, the Basket Return is zero, and you will be entitled to receive a cash Payment at Maturity of $10.00 per $10.00 Security.

Example 3 — The level of the Basket decreases by 10% from the Initial Basket Level of 100 to the Final Basket Level of 90. Even though the Basket Return is negative, because the Final Basket Level of 90 is greater than or equal to the Trigger Level, you will be entitled to receive a cash Payment at Maturity of $10.00 per $10.00 Security.

Example 4 — The level of the Basket decreases by 60% from the Initial Basket Level of 100 to the Final Basket Level of 40. Because the Final Basket Level of 40 is less than the Trigger Level, you will lose 1% of your initial investment for every 1% of negative Basket Return, and you will be entitled to receive a cash Payment at Maturity of $4.00 per $10.00 Security, calculated as follows:

$$\$10.00 + (\$10.00 \times -60\%) = \$4.00$$

If the Final Basket Level is less than the Trigger Level, you will be fully exposed to any decline of the Final Basket Level as compared to the Initial Basket Level, and you will lose a significant portion, or all, of your initial investment.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement B. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

- **Your Investment in the Securities May Result in a Loss of Your Initial Investment** — The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the Basket and will depend on whether, and to the extent which, the Basket Return is positive or negative and if the Basket Return is negative, whether the Final Basket Level is less than the Trigger Level. If the Final Basket Level is less than the Trigger Level, you will be fully exposed to any decline in the Final Basket Level as compared to the Initial Level. ***Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.***

- **Contingent Protection of Your Initial Investment Applies Only if You Hold the Securities to Maturity** — You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and none of your initial investment will be protected.

- **Any Payment on the Securities is Subject to the Credit of the Issuer** — The Securities are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any amount owed to you under the terms of the Securities.

- **Trading and Other Transactions By Us or Our Affiliates, or UBS or Its Affiliates, in the Equity and Equity Derivative Markets May Impair the Value of the Securities** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Indices and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Basket Indices on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Indices. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the Securities.

- **Changes in the Level of the Basket Indices May Offset Each Other** — The Securities are linked to a Basket composed of the Basket Indices. At a time when the level of one of the Basket Indices increase, the level of the other Basket Index may not increase as much or may decline. Therefore, in calculating the Final Basket Level, increases in the level of one of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of the other Basket Index.

- **The Basket Indices are Unequally Weighted** — The Basket Indices are unequally weighted. Accordingly, performance by the Basket Index with the higher weighting will influence the Final Basket Level and therefore the Basket Return to a greater degree than the performance of the Basket Index with the lower weighting. If the Basket Index with the higher weighting performs poorly, that poor performance could negate or diminish the effect on the Final Basket Level of any positive performance by the lower-weighted Basket Index.

- **Investing in the Securities Is Not the Same as Investing in the Basket Indices or Underlying Stocks of the Basket Indices** — The return on your Securities may not reflect the return you would realize if you invested directly in the Basket Indices or constituents of a Basket Index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of component stocks underlying the Basket Indices would have.

- **No Periodic Coupon Payments, Dividend Payments or Voting Rights** — As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Basket Indices would have.

- **The Securities have Certain Built-in Costs** — While the Payment at Maturity described in this free writing prospectus is based on your entire initial investment, the original issue price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

- **There May be Little or No Secondary Market for the Securities** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

- **Potential Conflict of Interest** — Deutsche Bank AG and its affiliates may engage in business with the issuers of the component stocks underlying the Basket Indices, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Basket Return and Payment at Maturity based on closing levels of the Basket Indices in the market. The calculation agent can postpone the determination of the Basket Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **Potential Deutsche Bank AG Impact on Price** — Trading or transactions by Deutsche Bank AG or its affiliates in a Basket Index or the Basket Indices and/or over-the-counter options, futures or other instruments with returns linked to the performance of a Basket Index or the Basket Indices, may adversely affect the market price of the Basket Index or the Basket Indices and therefore, the market value of the Securities.

- **We and our Affiliates, UBS and its affiliates, and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to Which the Securities Are Linked or the Value of the Securities** — We and our affiliates, UBS and its affiliates, and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We and our affiliates, UBS and its affiliates, and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us or our affiliates, UBS or its affiliates, or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Basket Indices to which the Securities are linked.

- **Price Prior to Maturity** — In addition to the level of the Basket, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Basket Indices;

  - the time to maturity of the Securities;

  - the market prices and dividend rates on the component stocks underlying the Basket Indices;

  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Indices;

  - a variety of economic, financial, political, regulatory or judicial events;

  - supply and demand for the Securities;

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **The U.S. Federal Income Tax Consequences of an Investment in the Securities are Unclear** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. As described above under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Performance of the Basket

The accompanying graph illustrates the retrospective performance of the Basket from October 26, 2005 to October 26, 2010, calculated by setting the level of the Basket on October 26, 2010 equal to 100. These retrospective calculations of the Basket performance should not be taken as an indication of future performance.

Retrospective Basket Performance



Source: Bloomberg

The Basket Indices

Historical Information

The graphs contained in this free writing prospectus set forth the historical performance of the Basket Indices based on the daily closing levels of the Basket Indices from October 28, 2005 through October 28, 2010, as reported by Bloomberg.

The historical levels of each Basket Index should not be taken as an indication of future performance, and no assurance can be given as to the Basket Return on the Final Valuation Date or any future closing level of a Basket Index. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

S&P MidCap 400® Index ("MID")

The S&P MidCap 400® Index is published by Standard & Poor's Financial Services LLC ("S&P"). The S&P MidCap 400® Index is intended to provide a benchmark for performance measurement of the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1.5 billion to $5.5 billion. The S&P MidCap 400® Index is reported by Bloomberg under the ticker symbol "MID <Index>". *This is just a summary of the S&P MidCap 400® Index. For more information on the S&P MidCap 400® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P Indices – The S&P MidCap 400® Index" in the accompanying underlying supplement No. 1 dated September 29, 2009.*

The graph below illustrates the performance of the S&P MidCap 400® Index from October 28, 2005 to October 28, 2010. The closing level of the S&P MidCap 400® Index on October 28, 2010 was 826.91. We obtained the closing levels of the S&P MidCap 400® Index from Bloomberg, and we have not participated in the preparation of or verified such information. **The historical levels of the S&P MidCap 400® Index should not be taken as an indication of future performance.**

Historical Performance of the S&P MidCap 400® Index



Source: Bloomberg

S&P SmallCap 600® Index ("SML")

The S&P SmallCap 600® Index is published by Standard & Poor's Financial Services LLC. The S&P SmallCap 600® Index is intended to provide a benchmark for performance measurement of the small capitalization segment of the U.S. equity markets. It tracks the stock price movement of 600 companies with small-sized market capitalizations, primarily ranging from $250 million to $1.2 billion. The S&P SmallCap 600® Index is reported by Bloomberg under the ticker symbol "SML <Index>". *This is just a summary of the S&P SmallCap 600® Index. For more information on the S&P SmallCap 600® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P Indices – The S&P SmallCap 600® Index" in the accompanying underlying supplement No. 1 dated September 29, 2009.*

The graph below illustrates the performance of the S&P SmallCap 600® Index from October 28, 2005 to October 28, 2010. The closing level of the S&P SmallCap 600® Index on October 28, 2010 was 372.11. We obtained the closing levels of the S&P SmallCap 600® Index from Bloomberg, and we have not participated in the preparation of or verified such information. **The historical levels of the S&P SmallCap 600® Index should not be taken as an indication of future performance.**

Historical Performance of the S&P SmallCap 600® Index



Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.35 per $10.00 Security. We will agree that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.